SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 27)1


                      Covista Communications, Inc.
                (f/k/a Total Tel USA Communications, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)

                                 223574
                                --------
                             (CUSIP Number)

                              Walt Anderson
                        c/o Entree International
            1054 31st Street, N.W., Suite 420, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 29, 2002
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 9 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D/A
------------------------                            -----------------------
CUSIP No.  223574                                     Page 2 of 9 Pages
 ------------------------                            -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A. (1)
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
          OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
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NUMBER OF              7.  SOLE VOTING POWER                   0
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                 0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER              0
                      --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER            0
------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
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                           SCHEDULE 13D/A
------------------------                           -----------------------
                  Page 3 of 9 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson (1)
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796 (2)
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796 (2)
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 Shares of Common Stock (2)
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           10.35%
(based upon the outstanding shares of the Issuer as reported by the Issuer on February 8, 2002)
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14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

     SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                   Page 4 of 9 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC (1)
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 shares of common stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.35% (based
upon the outstanding shares of the Issuer as provided by the Issuer on February 8, 2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------

                           SCHEDULE 13D/A
------------------------                           -----------------------
                  Page 5 of 9 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS Foundation for the International Non-
    governmental Development of Space (1)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            925,824
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       925,824
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      925,824 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.38%  (based upon
the outstanding shares of the Issuer as provided by the Issuer on February 8,
2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------
(1) This Amendment No. 27 to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Island corporation ("Gold & Appel", Revision LLC, a Delaware limited liability company ("Revision"), Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), and Foundation for the International Non-governmental Development of Space ("FINDS") as joint filers, with respect to the common stock, par value $0.05 per share (the "Covista Common Stock"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer" or the "Company"). This Schedule amends and/or supplements (A) the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"), Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19")Amendment No. 20 thereto filed with the SEC on August 8, 2000 ("Amendment No. 20"), Amendment No. 21 filed with the SEC on November 16, 2001 ("Amendment No. 21"), Amendment No. 22 filed with the SEC on March 12, 2001 ("Amendment No. 22"), Amendment No. 23 filed with the SEC on May 3, 2001 ("Amendment No. 23") and Amendment No. 24 filed with the SEC on May 8, 2001 ("Amendment No. 24") and Amendment No. 25 filed with the SEC on November 19, 2001 ("Amendment No. 25") and Amendment No. 26 filed with the SEC on March 21, 2002 ("Amendment No. 26") and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on February 7, 2000 (the "FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on March 20, 2000 ("FINDS Amendment No. 1") and Amendment No. 2 thereto filed with the SEC on August 17, 2000 ("FINDS Amendment No. 2"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8,
Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 and Amendment No. 26; or the FINDS Statement, as amended by FINDS Amendment No. 1 and FINDS Amendment No. 2.

(2) Excludes all shares of Covista Common Stock owned of record by FINDS, as to which Mr. Anderson disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On August 7, 2000, Revision, Mr. Anderson and Gold & Appel (each, a "Borrower" and collectively, the "Borrowers") borrowed $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note dated August 7, 2000 (the "Original Note"), a copy of which was filed as Exhibit 7.2 to Amendment No. 20. Such borrowing was secured by a Stock Pledge Agreement, also dated August 7, 2000, by and among the Borrowers and FINDS, as pledgors, and Mr. Burns, as pledgee (the "Original Pledge Agreement"), a copy of which was filed as Exhibit
7.3 to Amendment No. 20.

     On October 20, 2000, the Original Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "First Amended Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21, pursuant to which First Amended Pledge Agreement certain terms of the Original Pledge Agreement were amended.

     Pursuant to the Original Pledge Agreement, as amended by the First Amended Pledge Agreement, the pledgors granted to Mr. Burns a lien upon and security interest in 1,179,732 shares of Covista Common Stock owned of record by Revision and 703,529 shares of Covista Common Stock owned of record by FINDS, and 5,671,300 shares of the common stock (the "Capsule Common Stock") of Capsule Communications, Inc. ("Capsule") owned by Gold & Appel.

     The shares of Covista Common Stock pledged pursuant to the First Amended Pledge Agreement were registered for resale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement that was declared effective by the SEC on October 25, 2000. Pursuant to the First Amended Pledge Agreement, the pledgors agreed to register the pledged shares of Capsule Common Stock for resale under the Securities Act upon termination of the then pending agreement providing for the acquisition of Capsule by Startec Global Communications Corporation, which termination occurred effective January 23, 2001.

     On February 5, 2001, Mr. Burns declared that an Event of Default (as defined in the First Amended Pledge Agreement) had occurred resulting from a shortfall in the value of the pledged collateral due to a drop in stock prices and a failure of the Borrowers timely to provide additional collateral.

     On March 1, 2001, the documents governing the loan transaction were amended pursuant to an Amended and Restated Promissory Note, dated as of March 1, 2001, in the principal amount of $14,310,400.00 (the "First Amended Note"), a copy of which was filed as Exhibit 7.4 to Amendment No. 22, which First Amended Note is secured by an Amended and Restated Pledge Agreement (the "Second Amended Pledge Agreement") of even date, executed by Gold & Appel, Revision, FINDS, Entree International Limited, a Delaware corporation ("Entree"), and Mr. Anderson, as pledgors, in favor of Mr. Burns, as pledgee, a copy of which was filed as
Exhibit 7.5 to Amendment No. 22.

     Pursuant to the Second Amended Pledge Agreement, the pledgors pledged additional collateral (not including any additional shares of Covista Common Stock or Capsule Common Stock) to secure the loan. The amendments obligated the Borrowers to make an installment payment of $3,000,000 to Mr. Burns by March 31, 2001, and extended the maturity of the loan until December 31, 2001. Mr. Burns then agreed that the Borrowers were no longer in default under the governing loan documents.

     On March 5, 2001, Revision sold 1,000,000 shares of Covista Common Stock (which shares were not subject to the Second Amended Pledge Pledge Agreement) to Warren Feldman for $4,000,000. Revision utilized
$3,000,000 of the proceeds of such loan to pay the $3,000,000 installment due to Mr. Burns under the amended loan documents.

     On March 28, 2001, Gold & Appel sold 15,471,301 shares of Capsule Common Stock (including the 5,761,301 shares of Capsule Common Stock pledged to Mr. Burns pursuant to the Seconded Amended Pledge Agreement) to Henry G. Luken, III.

     On or about November 10, 2001, the parties again amended the loan agreements. Pursuant to Amendment No. 1 to the First Amended Note, dated as of November 1, 2001 (the First Amended Note, as so amended, herein the "Second Amended Note"), a copy of which is filed as Exhibit 7.2 to Amendment No. 25, the Borrowers consolidated certain other indebtedness to Mr. Burns and increased the principal balance of the loan to $13,895,488.20, and extended the maturity of the loan to December 31, 2001. The Second Amended Note is secured by an Amended and Restated Pledge Agreement of even date (the "Third Amended Pledge Agreement"), executed by Gold & Appel, Revision, FINDS, Entree and Mr. Anderson, as pledgors, in favor of Mr. Burns, as pledgee, a copy of which is filed as
Exhibit 7.3 to Amendment No. 25.

     Pursuant to a letter agreement dated as of December 31, 2001, the parties extended the maturity date of the loan to February 11, 2002.

     On February 13, 2002, Mr. Burns declared that an Event of Default (as defined in the Third Amended Pledge Agreement) had occurred resulting from the failure of the Borrowers to repay the Second Amended Note on its maturity date of February 11, 2002. Mr. Burns reserved the right, without further notice and at any time, to take any action and to seek any remedy permitted by the Second Amended Note and the Third Amended Pledge Agreement.

     On March 29, 2002, Mr. Burns notified Mr. Anderson, Gold & Appel, Entree, FINDS and Revision that, due to the Borrowers' continuing breach of the governing loan agreements, he intended to effect a private sale of the 1,179,732 shares of Covista Common Stock pledged by Revision LLC and the 703,529 shares of Covista Common Stock pledged by FINDS pursuant to the Third Amended Pledge Agreement, on a date subsequent to April 15, 2002, which date is yet to be determined.

     Pursuant to the Third Amended Pledge Agreement, Mr. Burns holds a lien upon and security interest in the pledged shares of Covista Common Stock, and certain other rights relative to the pledged shares of Covista Common Stock, as more specifically described in the Third Amended Pledge Agreement. In brief, the Third Amended Pledge Agreement provides that the pledgors retain all voting power with respect to the pledged shares unless and until an Event of Default occurs. According to the terms of the Third Amended Pledge Agreement, an Event of Default will occur if, among other things,(a)the Borrowers fail to make any payment of principal or interest on the related note when due in accordance with its terms or fail to pay any other amount payable under the note or the Third Amended Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the related note or the Third Amended Pledge Agreement.

     In the event that an Event of Default occurs and is continuing, among other things, (a) no pledgor may exercise any voting or other consensual rights with respect to the pledged shares of Covista Common Stock without the prior written consent of the pledgee; (b) the right, if any, of any pledgor to receive cash dividends in respect of the pledged shares shall cease and all such dividends shall be payable directly to the pledgee; and (c) if the pledgee has notified the pledgors that it elects to exercise the pledgee's right to exercise voting and other consensual rights with respect to the pledged shares, all rights of the pledgor to exercise such rights shall cease and shall become immediately vested in the pledgor, as more specifically described in the Third Amended Pledge Agreement.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 27 to Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 26 to Schedule 13D is true, complete and correct.

Date:    April 18, 2002




                                    Walt Anderson, Individually


                                      /s/ Walt Anderson
                                    --------------------------------------
                                     Walt Anderson


                                     Revision LLC, a Delaware limited
                                     liability company


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager

                                      Gold & Appel Transfer, S.A., a British
                                      Virgin Islands corporation


                                   By:   /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact


                                       Foundation for the International
                                       Non-Governmental Development of Space



                                   By:  /s/ Walt Anderson
                                      ---------------------------------------
                                       Walt Anderson, President